Filed Pursuant to Rule 433
Registration No. 333-156979

Pricing Term Sheet

January 28, 2009

Chesapeake Energy Corporation

$1,000,000,000 aggregate principal amount of 9.50% Senior Notes due 2015

The following information supplements the Preliminary Prospectus Supplement, dated January 28, 2009, filed pursuant to Rule 424, Registration Statement No. 333-156979.

Title of securities:	9.50% Senior Notes due 2015

Aggregate principal amount offered:	$1,000,000,000 principal amount

Principal amount per note:	$1,000

Price to public:	95.071% of principal amount

Yield to maturity:	10.625%

Underwriters’ discount:	1.625%

Net proceeds to issuer, after underwriters’ discount, but before other offering expenses:	$934,460,000

Estimated expenses of notes offering:	$250,000

Use of proceeds:	The issuer intends to use the net proceeds from this offering to repay indebtedness outstanding under its revolving bank credit facility, which the issuer anticipates reborrowing from time to time to fund its drilling and leasehold acquisition initiatives and for general corporate purposes.

Interest payment dates:	February 15 and August 15 of each year, commencing August 15, 2009

Record dates:	February 1 and August 1

Maturity:	February 15, 2015

Make-whole redemption:	At any time prior to the maturity date at Treasury Rate plus 50 basis points.

Ranking:	Senior unsecured

Certain pro forma debt information:	After giving effect to the offering and the application of the net proceeds therefrom and after giving effect to the other transactions described under “Capitalization” in the Preliminary Prospectus Supplement, the issuer would have had, on a pro forma basis as of September 30, 2008, approximately $14.1 billion in principal amount of senior indebtedness outstanding, $2.980 billion of which would have been secured.

Joint Book-Running Managers:	Deutsche Bank Securities Inc., Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC

Senior Co-Managers:	Barclays Capital Inc., BMO Capital Markets Corp., Jefferies & Company, Inc., SunTrust Robinson Humphrey, Inc., Greenwich Capital Markets, Inc. and UBS Securities LLC

Co-Managers:	BBVA Securities, Inc., BOSC, Inc., Capital One Southcoast, Inc., Comerica Securities, Inc., Natixis Bleichroeder Inc., RBC Capital Markets Corporation, Raymond James & Associates, Inc., Scotia Capital (USA) Inc., TD Securities (USA) LLC and Wedbush Morgan Securities Inc.

Trade date:	January 28, 2009

Settlement date:	February 2, 2009 (T+3)

CUSIP:	165167 CD7

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.

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